Filed by The Mead Corporation
                         pursuant to Rule 425 under the Securities Act of 1933
                                and deemed filed pursuant to Rule 14a-12 under
                                           the Securities Exchange Act of 1934

                                        Subject Company:  The Mead Corporation
                                                    Commission File No. 1-2267



The following press release was issued jointly by The Mead Corporation and Westvaco Corporation on October 29, 2001:


   [MEAD LOGO]                                     [WESTVACO LOGO]

   ADDITIONAL INFORMATION:
   Media Relations - Mead                          Media Relations - Westvaco
   AMBER GARWOOD                                   BILL FULLER
   937-495-3573                                    203-461-7580

   Investor Relations - Mead                       Investor Relations - Westvaco
   MARK POMERLEAU                                  ROGER HOLMES
   937-495-3456                                    203-461-7537

          MEAD AND WESTVACO TO BROADCAST SECURITY ANALYST MEETING

             DAYTON, OH and STAMFORD, CT - October 29, 2001. The Mead Corporation (NYSE: MEA) announced today that Mead Chairman, President, and CEO Jerry Tatar and Westvaco Corporation (NYSE: W) Chairman and CEO John A. Luke, Jr., will make a joint presentation to security analysts in New York City on Friday, November 2, 2001. They will be discussing the previously announced plans to merge the two companies. The new company, which will be called MeadWestvaco Corporation, will have $8 billion in annual revenues, profitable growth platforms in the company's four core businesses, and a strong balance sheet with substantial financial capacity.

             The audio portion of the meeting will be web cast on the Mead and Westvaco web sites beginning at 10 a.m. EST.

             Interested parties may connect to the Mead home page at www.mead.com and then click on Conference Calls (under Financial Information) for instructions to access the "listen-only" web cast. Listeners should go to the web site at least 15 minutes prior to the start of the call to register, download, and install any necessary audio software. The audio portion of the meeting will also be web cast on Westvaco's web site (www.westvaco.com) at 10 a.m. EST. After connecting to the web site, interested parties should click on Investor Relations (under Investor Services), then look for instructions to access the web cast in "listen-only" mode. Listeners should go to the web site at least 15 minutes prior to the call to register, download, and install any necessary software.

             Analysts and investors may listen to the meeting by calling 212-896-6061. A replay of the call will be available on both Mead's and Westvaco's web sites immediately following the call or via the telephone on Friday, November 2, 2001 from noon EST until 5:00 p.m and again on Monday, November 5 from 8:00 a.m. EST to noon. Please call 800-633-8284 (domestic) and enter reservation #19922586. International callers:
   858-812-6440.

             On August 29, 2001, Mead and Westvaco announced that they agreed to a merger of equals creating a global company with leading positions in packaging, coated and specialty papers, consumer and office products, and specialty chemicals. The enterprise value of the combined organization is in excess of $10 billion.

             Westvaco Corporation (www.westvaco.com), headquartered in Stamford, Connecticut, is a leading producer of paperboard and value-added packaging for media, pharmaceutical and consumer markets, and is a major producer of coated papers and specialty chemicals. The company operates in 21 countries, serves customers in more than 70 countries, and employs approximately 17,000 people worldwide. More information about Westvaco's businesses and use of sustainable forestry practices to manage its 1.4 million acre land base can be found on the company's web site, www.westvaco.com.

             The Mead Corporation, a forest products company with $4.4 billion in annual sales in 2000, is one of the leading North American producers of coated paper, coated paperboard and consumer and office products, a world leader in multiple packaging and specialty paper, and a producer of high-quality corrugating medium. In management of the company's more than two million acres of forests, Mead is committed to practicing principled forest stewardship and using resources in a responsible and sustainable manner. For additional information about Mead, visit the company's web site at www.mead.com.

                           Additional Information

   The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
   Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's and Westvaco's Current Reports on Form 8-K filed with the SEC on October 18, 2001.

   Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.

                                   # # #

The following was distributed to Mead employees and posted on the Mead Intranet on October 30, 2001:


Subject: MeadWestvaco -- What Can You Expect on Day One?

October 30, 2001

Many Mead employees have asked, "What should we expect to happen on the day the Mead and Westvaco merger is completed?" The answer is that there will be few obvious differences on "Day One." Over time, the MeadWestvaco integration process will lead to significant changes; however, the first day will primarily be business as usual.

Things that will be the same on "Day One" include:

o    Salaries and benefits
o Employment status for most (It's yet to be determined when any job cuts will occur. However, significant changes in employment are unlikely to take place immediately.)
o    Focus on customer satisfaction and productivity improvement
o    SAP R3 platform
o Lotus Notes e-mail system (It's yet to be determined if we will have a common e-mail directory for MeadWestvaco at that time.)
o    Audix voice mail system
o    Commitment to health, safety, environmental protection and ethical behavior

Things that will be different on "Day One" are:

o    New corporate leadership team
o    New company name and logo
o New company website (www.meadwestvaco.com), with existing sites linked to it
o Integration begins for corporate functions, coated papers, primary packaging and consumer & office products/envelopes

After the merger is completed, MeadWestvaco will complete the integration process as quickly as possible and ensure that all businesses and assets meet rigorous parameters for strategic fit, growth and returns. As decisions are made relating to the new company's structure, they will be announced to employees.

This note does not represent an attempt to answer all possible questions. It is intended to address questions about "Day One" that may be common to most employees. Further questions or clarifications should be directed to your Human Resources manager. You can also send questions or comments to Vision ID CORPCOMM (or corpcomm@mead.com). Phone messages can be left by calling 888-918-6323.

                           Additional Information


   The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
   Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's and Westvaco's Current Reports on Form 8-K filed with the SEC on October 18, 2001.

   Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.

                                   # # #

The following was distributed to Mead employees and posted on the Mead Intranet on October 30, 2001:

To All Mead Employees:

We are vigorously proceeding with our efforts to combine Mead and Westvaco into a new, unique organization. The integration teams have started the intensive effort of identifying the necessary benefits that support bringing our organizations together.

The Mead and Westvaco employees involved in this process will be developing work plans that will be implemented after closing the transaction. Activity supporting the development of these plans is now occurring daily throughout Mead and Westvaco. It's vitally important work. To learn more about the effort to combine Mead and Westvaco, I encourage you to discuss integration activities with your manager. I also recommend reviewing the merger-related information posted on the Mead Intranet (see "Mead & Westvaco" under "Mead Businesses" on the home page).

The Integration Steering Committee (which is led by Jim Buzzard, and includes Ian Millar, Ray Lane and Tim McLevish) indicates there is great excitement and enthusiasm about the creation of MeadWestvaco. Two of the major benefits will be better service to our customers and enhanced opportunities to grow with them. Our new enterprise will offer a broader selection of products than is now available from either company, individually. This will enable MeadWestvaco to reach out to a broader list of potential customers and solidify our position with present customers. Since announcing the merger in August, our customers have expressed tremendous support for the combination and we intend to deliver ... and turn their expectations into reality.

A great deal of work remains to be done. I am grateful to the people in our organization who are working on this vital effort. The new organization that we are building will be well positioned to succeed under any and all market conditions ... including the challenging conditions that we now face.

It's an exciting time. Thank you for your continued efforts and patient understanding.

Jerry Tatar


                           Additional Information

   The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention:
   Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead's and Westvaco's Current Reports on Form 8-K filed with the SEC on October 18, 2001.

   Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.

                                   # # #